Exhibit 99.1

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2015

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s auditors have not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Notes	November 30, 2015 $	August 31, 2015 $

ASSETS
Current assets
Cash		2,210,965	2,607,710
Amounts receivable		6,217	7,980
GST/VAT receivables		19,647	37,318
Prepaids		25,570	94,335
Total current assets		2,262,399	2,747,343
Non-current assets
Investments	4	35,108	34,890
Property, plant and equipment	5	41,611	50,685
Exploration and evaluation assets	6	12,572,072	12,476,018
Bond deposit		31,869	31,869
Total non-current assets		12,680,660	12,593,462
TOTAL ASSETS		14,943,059	15,340,805

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		228,317	269,040
TOTAL LIABILITIES		228,317	269,040
SHAREHOLDERS’ EQUITY
Share capital	7	25,910,384	25,910,384
Share-based payments reserve		9,174,090	9,174,090
Deficit		(20,252,413)	(19,895,172)
Accumulated other comprehensive loss		(117,319)	(117,537)
TOTAL SHAREHOLDERS’ EQUITY		14,714,742	15,071,765
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		14,943,059	15,340,805

Event after the Reporting Period - See Note 13

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on January 11, 2016 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Three Months Ended
	Notes	November 30, 2015 $	November 30, 2014 $

Expenses
Accounting and administration	8(b)(ii)	23,922	35,006
Audit		31,620	35,000
Corporate development		9,766	5,503
Depreciation		9,074	11,637
General exploration		1,630	5,855
Insurance		24,391	38,998
Legal		47,532	45,490
Management	8(a)	45,000	45,000
Office		7,152	8,748
Professional	8	66,503	114,641
Regulatory		21,896	21,338
Rent		2,194	10,033
Salaries and benefits		126	5,240
Shareholder costs		154	-
Share-based compensation	7(d)	-	51,300
Transfer agent		4,638	4,159
Travel		15,238	19,776
		310,836	457,724
Loss before other items		(310,836)	(457,724)
Other items
Impairment of exploration and evaluation assets	6(b)(iii)	(45,529)	-
Interest income		5,317	17,251
Foreign exchange		(6,193)	(1,255)
		(46,405)	15,996
Net loss for the period		(357,241)	(441,728)
Other comprehensive gain (loss)		218	(1,668)
Comprehensive loss for the period		(357,023)	(443,396)

Basic and diluted loss per common share		(0.00)	(0.01)

Weighted average number of common shares outstanding		66,141,922	66,141,922

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Three Months Ended November 30, 2015
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at August 31, 2015	66,141,922	25,910,384	9,174,090	(19,895,172)	(117,537)	15,071,765
Unrealized gain on investments	-	-	-	-	218	218
Net loss for the period	-	-	-	(357,241)	-	(357,241)
Balance at November 30, 2015	66,141,922	25,910,384	9,174,090	(20,252,413)	(117,319)	14,714,742

	Three Months Ended November 30, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733
Share-based compensation on share options	-	-	51,300	-	-	51,300
Unrealized loss on investments	-	-	-	-	(1,668)	(1,668)
Net loss for the period	-	-	-	(441,728)	-	(441,728)
Balance at November 30, 2014	66,141,922	25,910,384	9,174,090	(18,917,760)	(115,077)	16,051,637

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Three Months Ended
	November 30, 2015 $	November 30, 2014 $

Operating activities
Net loss for the period	(357,241)	(441,728)
Adjustments for:
Depreciation	9,074	11,637
Share-based compensation	-	51,300
Impairment of exploration and evaluation assets	45,529	-
Changes in non-cash working capital items:
Amounts receivable	1,763	(6,127)
GST/VAT receivables	17,671	55,365
Prepaids	68,765	(26,756)
Accounts payable and accrued liabilities	10,051	(29,160)
Net cash used in operating activities	(204,388)	(385,469)

Investing activities
Additions to exploration and evaluation assets	(192,357)	(1,179,686)
Increase in bond deposit	-	(17)
Net cash used in by investing activities	(192,357)	(1,179,703)
Net change in cash	(396,745)	(1,565,172)
Cash at beginning of period	2,607,710	6,136,271
Cash at end of period	2,210,965	4,571,099

Supplemental cash flow information - see Note 11

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at November 30, 2015 the Company has not earned any production revenue, nor found proven reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  Exploration and evaluation assets represent costs incurred to date, less amounts depreciated and/or written off, and do not necessarily represent present or future values.

As at November 30, 2015 the Company had working capital of $2,034,082.  These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are primarily funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations for the next twelve months, the Company recognizes that it will need to obtain additional financing to proceed with work programs on its existing exploration and evaluation assets.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2015.

Basis of Measurement

The Company’s condensed consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

2.	Basis of Preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

3.	Summary of Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as at August 31, 2015.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2015.

4.	Investments

	November 30, 2015
	Number of Shares	Cost $	Accumulated Compre- hensive (Loss) Gain $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(127,954)	7,870
Thomson Resources Ltd. (“Thomson”)	600,000	16,603	10,635	27,238
		152,427	(117,319)	35,108

	August 31, 2015
	Number of Shares	Cost $	Accumulated Compre- hensive (Loss) Gain $	Carrying Value $

Hannans	2,647,059	135,824	(123,422)	12,402
Thomson	600,000	16,603	5,885	22,488
		152,427	(117,537)	34,890

The carrying values of the investments were determined using quoted market values.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

5.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $

Balance at August 31, 2014	18,032	19,767	104,636	90,307	232,742
Disposals	-	-	-	(44,347)	(44,347)
Balance at August 31, 2015 and November 30, 2015	18,032	19,767	104,636	45,960	188,395

Accumulated Depreciation:

Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Depreciation	(3,519)	(3,854)	(21,480)	(13,396)	(42,249)
Disposals	-	-	-	34,206	34,206
Balance at August 31, 2015	(15,561)	(14,730)	(76,455)	(30,964)	(137,710)
Depreciation	(528)	(957)	(5,331)	(2,258)	(9,074)
Balance at November 30, 2015	(16,089)	(15,687)	(81,786)	(33,222)	(146,784)

Carrying Value:

Balance at August 31, 2015	2,471	5,037	28,181	14,996	50,685
Balance at November 30, 2015	1,943	4,080	22,850	12,738	41,611

6.	Exploration and Evaluation Assets

	November 30, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $

Rare Earth Properties
Norra Kärr	103,260	11,509,531	11,612,791
Olserum	182,058	581,111	763,169
Other Properties	127,287	68,825	196,112
	412,605	12,159,467	12,572,072

	August 31, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $

Rare Earth Properties
Norra Kärr	103,260	11,372,780	11,476,040
Olserum	182,058	581,111	763,169
Other Properties	168,281	68,528	236,809
	453,599	12,022,419	12,476,018

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

6.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties		Other
	Norra Kärr $	Olserum $	Properties $	Total $

Balance at August 31, 2014	9,982,080	732,669	151,904	10,866,653
Exploration costs
Consulting	381,013	5,326	6,148	392,487
Drilling	107,857	-	-	107,857
Exploration site	1,641	-	200	1,841
Geochemical	35,346	-	2,955	38,301
Geological	72,494	-	-	72,494
Maps	-	1,158	2,673	3,831
Recovery	(52,670)	-	-	(52,670)
Salaries	44,255	1,903	17,501	63,659
Surface rights	106,278	-	-	106,278
Technical report	784,944	-	-	784,944
Travel	2,339	-	-	2,339
	1,483,497	8,387	29,477	1,521,361
Acquisition costs
Mining rights	10,463	29,267	9,899	49,629
Acquisiton	-	-	45,529	45,529
	10,463	29,267	55,428	95,158
Impairment	-	(7,154)	-	(7,154)
Balance at August 31, 2015	11,476,040	763,169	236,809	12,476,018
Exploration costs
Consulting	81,477	-	-	81,477
Exploration site	399	-	-	399
Geochemical	4,779	-	297	5,076
Salaries	18,822	-	-	18,822
Surface rights	30,577	-	-	30,577
Travel	697	-	-	697
	136,751	-	297	137,048
Acquisition costs
Mining rights	-	-	4,535	4,535
Impairment	-	-	(45,529)	(45,529)
Balance at November 30, 2015	11,612,791	763,169	196,112	12,572,072

(a)	Rare Earth Element Properties

(i)           Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

(ii)           Olserum

During fiscal 2012 the Company acquired a 100% interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

6.           Exploration and Evaluation Assets (continued)

During fiscal 2012 the Company staked five claims surrounding the Olserum property.  During fiscal 2015 the Company relinquished two of the claims and recorded an impairment charge of $7,154 to exploration and evaluation assets.  The remaining three claims expire in December 2017.

As at November 30, 2015 the Company has 8 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Kingsmen Resources Ltd. (“Kingsmen”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Kingsmen has two common directors.

During fiscal 2015 the Company staked one further claim.

(ii)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Laukujarvi exploration claims (the “Iron Ore Claims”) in Sweden.  Hannans could earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  On June 10, 2015 the Company was notified by Hannans of its termination of the option agreement.

During fiscal 2015 the Sautusvaara claim expired and the remaining three claims will not be renewed upon their expiries in fiscal 2018.  There were no costs attributable to the Iron Ore Claims as at November 30, 2015 or 2014.

(iii)	Other

On December 17, 2014 the Company entered into an agreement to purchase 100% interests in two chromite projects (Akanvaara and Koitelainen), comprising of 54 exploration claims and claim applications located in north-eastern Finland.  The Company paid $45,529 to the vendor, Kipu Metals Corp. (“Kipu”), a private corporation of which the President of the Company and a director of the Company are also directors and shareholders.

During the three months ended November 30, 2015 the Company determined to relinquish its interest in the chromite projects and recorded an impairment charge of $45,529.

7.	Share Capital

(a)           Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Equity Financings

(i)	No equity financings were conducted by the Company during the three months ended November 30, 2015.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

7.	Share Capital (continued)

(ii)	No equity financings were conducted by the Company during fiscal 2015.

(c)	Compensation Options

A summary of the Company’s compensation options at November 30, 2015 and 2014 and the changes for the three months ended on those dates is presented below:

	2015		2014
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning and end of period	295,907	1.10	295,907	1.10

The following table summarizes information about the compensation options outstanding and exercisable at November 30, 2015:

Number Outstanding	Exercise Price $	Expiry Date

192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017
295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at November 30, 2015 and 2014, and the changes for the three months ended on those dates is as follows:

	2015		2014
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning and end of period	4,935,435	1.50	4,935,435	1.50

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at November 30, 2015:

Number Outstanding	Exercise Price $	Expiry Date

3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

7.	Share Capital (continued)

(e)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

No share options were granted during the three months ended November 30, 2015.

During the three months ended November 30, 2014 the Company granted 135,000 share options and recorded compensation expense of $51,300.

The fair value of share options granted during the six months ended November 30, 2014 is estimated using the Black-Scholes option pricing model using the following assumptions:  risk-free interest rate of 1.22%;  estimated volatility of 82%;  expected life of 3 years;  expected dividend yield of 0%;  estimated forfeiture rate of 0%.

The weighted average fair value of all share options granted and/or vested during the three months ended November 30, 2014 was $0.38 per option.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at November 30, 2015 and 2014 and the changes for the three months ended on those dates is presented below:

	2015		2014
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $

Balance, beginning of period	525,000	0.97	2,535,000	1.92
Granted	-	-	135,000	0.60
Expired	(75,000)	1.41	(110,000)	3.26
Balance, end of period	450,000	0.89	2,560,000	1.79

The following table summarizes information about the share options outstanding and exercisable at November 30, 2015:

Number Outstanding	Exercise Price $	Expiry Date

30,000	1.07	February 11, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
450,000

See also Note 12.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

8.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the three months ended November 30, 2015 and 2014 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, former Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2015 $	2014 $

Management fees	45,000	45,000
Professional fees	10,500	33,000
	55,500	78,000

As at November 30, 2015, $nil (2014 - $18,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President which provides that, in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation is payable.  Effective December 1, 2015 the President has agreed to reduce his monthly remuneration to $10,000.

(b)           Transactions with Other Related Parties

During the three months ended November 30, 2015 the Company:

(i)
incurred a total of $30,000 (2014 - $30,000) for professional services provided by the non-management directors of the Company.  As at November 30, 2015, $7,000 (2014 - $9,500) remained unpaid and has been included in accounts payable and accrued liabilities;

(ii)
incurred a total of $11,500 (2014 - $22,150) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $1,005 (2014 - $1,005) for rent.  As at November 30, 2015, $5,835 (2014 - $16,135) remained unpaid and has been included in accounts payable and accrued liabilities;

(iii)
incurred $5,063 (2014 - $4,490) for shared administration costs with public companies with common directors and officers.  As at November 30, 2015, $3,713 (2014 - $3,765) of the amount remained unpaid and has been included in accounts payable and accrued liabilities;  and

(iv)
recorded a recovery of $nil (2014 - $6,850) for shared office personnel and costs from public companies with common directors and officers.  As at November 30, 2015, $nil (2014 - $4,403) of the amount remained outstanding and has been included in amounts receivable.

See also Notes 6(b).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

9.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	November 30, 2015
	Canada $	Scandinavia $	Total $

Current assets	2,168,257	94,142	2,262,399
Investments	35,108	-	35,108
Property, plant and equipment	-	41,611	41,611
Exploration and evaluation assets	-	12,572,072	12,572,072
Bond deposit	-	31,869	31,869
	2,203,365	12,739,694	14,943,059

	August 31, 2015
	Canada $	Scandinavia $	Total $

Current assets	2,582,072	165,271	2,747,343
Investments	34,890	-	34,890
Property, plant and equipment	-	50,685	50,685
Exploration and evaluation assets	-	12,476,018	12,476,018
Bond deposit	-	31,869	31,869
	2,616,962	12,723,843	15,340,805

10.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following categories:  FVTPL; held-to-maturity investments; loans and receivables; available-for-sale;  and other financial liabilities.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2015 $	August 31, 2015 $

Cash	FVTPL	2,210,965	2,607,710
Investments	Available-for-sale	35,108	34,890
Amounts receivable	Loans and receivables	6,217	7,980
Accounts payable and accrued liabilities	Other financial liabilities	(228,317)	(269,040)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

10.	Financial Instruments and Risk Management (continued)

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at November 30, 2015
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $

Cash	2,210,965	-	-	-	2,210,965
Investments	-	-	35,108	-	35,108
Amounts receivable	6,217	-	-	-	6,217
Accounts payable and accrued liabilities	(228,317)	-	-	-	(228,317)

	Contractual Maturity Analysis at August 31, 2015
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $

Cash	2,607,710	-	-	-	2,607,710
Investments	-	-	34,890	-	34,890
Amounts receivable	7,980	-	-	-	7,980
Accounts payable and accrued liabilities	(269,040)	-	-	-	(269,040)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

10.	Financial Instruments and Risk Management (continued)

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At November 30, 2015, 1 Canadian Dollar was equal to 6.53 SEK.

Balances are as follows:

	Swedish Kronors	CDN $ Equivalent

Cash	417,815	63,984
Amounts receivable	33,145	5,076
VAT receivable	79,573	12,186
Accounts payable and accrued liabilities	(387,741)	(59,378)
	142,792	21,868

Based on the net exposures as of November 30, 2015 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $2,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11.           Supplemental Cash Flow Information

During the three months ended November 30, 2015 and 2014 non-cash activities were conducted by the Company as follows:

	2015 $	2014 $

Operating activity
Accounts payable and accrued liabilities	(50,774)	232,347
Investing activity
Exploration and evaluation assets	50,774	(232,347)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015
(Unaudited - Expressed in Canadian Dollars)

12.           Event after the Reporting Period

On December 2, 2015 the Company granted share options to purchase 620,000 common shares at an exercise price of $0.24 per share to expire on or before December 2, 2018.